SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2012

(Commission File No. 1-14862 )

BRASKEM S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

BRASKEM S.A.

C.N.P.J No. 42.150.391/0001-70 - NIRE 29300006939

MINUTES OF THE BOARD OF DIRECTORS’ MEETING

HELD ON DECEMBER 12, 2012

On December 12, 2012, at 11:00 a.m., at the Company’s offices located at Avenida das Nações Unidas, 8501, 24º andar, São Paulo/SP, CEP. 05.425-070, a Meeting of the Board of Directors of BRASKEM S.A. (“Company”) was held with the presence of the undersigned Board Members. Board Members José Carlos Cosenza and José Alcides Santoro Martins did not attend the meeting, justifying their absence, and were replaced by their respective alternate members, Antonio Aparecida de Oliveira and Arão Dias Tisser. Also, the Chief Executive Officer Carlos Fadigas de Souza Filho and Officers Decio Oddone, Edmundo Aires, Luciano Guidolin, Marcela Aparecida Drehmer Andrade, Maurício Roberto de Carvalho Ferro and Rui Chammas, Messrs. Marcelo Arantes, Roberto Bischoff, Marcelo Cerqueira, Fernando Musa, Marcelo Lyra and Marco Antônio Villas Boas and Ms. Marcella Menezes Fagundes, attended the meeting. The Chairman of the Board of Directors, Mr. Marcelo Bahia Odebrecht, presided the meeting and Ms. Marcella Menezes Fagundes acted as secretary. AGENDA:  I) Subjects for deliberation: 1) 2013 Calendars – the Calendars for the Board of Directors’ ordinary meetings and for submission of the Monthly Follow-up Reports for the 2013 Business Leader PA were approved as presented; after due analysis of the Proposals for Deliberation (“PD”), a copy of which and related documentation were previously forwarded to the Board Members for cognizance, as provided for in its Internal Regulations, and shall remain duly filed at the Company’s headquarters, the following deliberations were approved  by unanimous vote, under the terms and conditions of the respective PDs: ) PD.CA/BAK 18/2012 – Approval of the Financing of the integrated petrochemical project in Nanchital de Lázaro Cárdenas, Vera Cruz/México (“Financing”), through Braskem Idesa S.A.P.I. (“Braskem Idesa”), a company organized by Braskem S.A. (“Braskem”) and Grupo Idesa (“Idesa”), through the execution (i) by Braskem, of the Equity Support Agreement, Irrevocable Security and Administration Trust Agreement, Share Pledge Agreement, Non-Possessory Pledge Agreement, Subordinated Loan Agreement, Subordination Agreement, Subordinated Loan Pledge Agreement, Contingent Offtake Agreement, Fixed Offtake Agreement, Direct Agreements and any other related documents required for the implementation of the Financing, and (ii) by Braskem Idesa, of the Common Terms Agreement, Facility Agreements, Notes, Irrevocable Security and Administration Trust Agreement, Share Pledge Agreement, Non-Possessory Pledge Agreement, Master Security and Accounts Agreement, Subordinated Loan Agreement, Subordination Agreement, Contingent Offtake Agreement, Fixed Offtake Agreement, Direct Agreements, ISDA Master Agreement and Schedule, Marketing Consultant Monitoring Agreement, Lenders’ Engineer Monitoring Agreement, Insurance Monitoring Agreement, Environmental and Social Monitoring Agreement, Contingent Offtake Agreement, Fixed Offtake Agreement, Subordinated Loan Pledge Agreement and any other related documents required for the implementation of the Financing; the Executive Office of Braskem is hereby authorized to sign all documents necessary to fully implement this deliberation; 3) PD.CA/BAK 19/2012

Headquarters-Manufacturing Unit: Camaçari/BA - Rua Eteno, 1561, Polo Petroquímico de Camaçari - CEP 42810-000 - Tel.(71) 3413-1000

Offices: Salvador/BA - Av. Magalhães Neto, 1856, Ed TK Tower, s. 1101 a 1.103 e 1108, Pituba - CEP 41810-012 - Tel. (71) 3271-2044 - Fax (71) 3342-3698

São Paulo/SP – Av. das Nações Unidas, 8501, 23, 24, e parte do 25 andares, Alto de Pinheiros, CEP. 05425-070 – Tel. (11) 3576-9999 – Fax (11) 3576-9197

BRASKEM S.A.

C.N.P.J No. 42.150.391/0001-70 - NIRE 29300006939

MINUTES OF THE BOARD OF DIRECTORS’ MEETING

HELD ON DECEMBER 12, 2012

 – Granting of guarantee by Braskem in favor of a third party for purposes of the Project Financing, with the Executive Office of Braskem being hereby authorized to sign the documents necessary to implement this deliberation; 4) PD.CA/BAK 20/2012 – Contracting of Loans or Financing by the Executive Office, to authorize for the year of 2013 or until the first Board Meeting to take place in 2014, the limit per transaction for the Executive Office to take loans or financing in Brazil or abroad, without the prior authorization by the Board of Directors, in the amount of (i) up to R$ 500,000,000.00 for transactions denominated in Reais; and (ii) up to US$ 250,000,000.00 for transactions denominated in foreign currency; provided that the loans or financing contracted during such period, for an amount exceeding (i) R$ 80,000,000.00 per transaction denominated in Reais; and (ii) US$ 40,000,000.00 per transaction denominated in foreign currency, must be informed to the Board of Directors through the Finance and Investment Committee; and 5) PD.CA/BAK-7/2012 – Shareholding Increase in Braskem Idesa, with ratification of the shareholding increase of Braskem in Braskem Idesa, corresponding to 10% of the shares of Braskem Idesa. II) Subjects for Acknowledgement: Nothing to record. III) Subjects of Interest to the Company:  Presentations were made by the respective persons liable for the matters contained in this item, namely: 1)  Update on investments; and 2) Report on the Finance and Investment Committee’s meeting held on December 11, 2012. IV)  Adjournment: As there were no further subjects to be discussed, these minutes were drawn up, which, after read, discussed and found to be in order, are signed by all the Board Members present at the meeting, by the Chairman and by the Secretary. São Paulo, December 12, 2012. Sgd.: Marcelo Bahia Odebrecht – Chairman; Marcella Menezes Fagundes – Secretary; Alfredo Lisboa Ribeiro Tellechea; Almir Guilherme Barbassa; Álvaro Fernandes da Cunha Filho; Antonio Aparecida de Oliveira; Arão Dias Tisser; Felipe Montoro Jens; Luiz de Mendonça; Newton Sergio de Souza; Patrick Horbach Fairon and Roberto Zurli Machado.

The above matches the original recorded in the proper book.

Marcella Menezes Fagundes

Secretary

Headquarters-Manufacturing Unit: Camaçari/BA - Rua Eteno, 1561, Polo Petroquímico de Camaçari - CEP 42810-000 - Tel.(71) 3413-1000

Offices: Salvador/BA - Av. Magalhães Neto, 1856, Ed TK Tower, s. 1101 a 1.103 e 1108, Pituba - CEP 41810-012 - Tel. (71) 3271-2044 - Fax (71) 3342-3698

São Paulo/SP – Av. das Nações Unidas, 8501, 23, 24, e parte do 25 andares, Alto de Pinheiros, CEP. 05425-070 – Tel. (11) 3576-9999 – Fax (11) 3576-9197

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 13, 2012
BRASKEM S.A.

By:	/s/ Marcela Aparecida Drehmer Andrade

	Name:	Marcela Aparecida Drehmer Andrade
	Title:	Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.